SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*

EQUUS TOTAL RETURN, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

29476610

(CUSIP Number)

Michael T. Tokarz, Chairman
MVC Capital, Inc.
287 Bowman Avenue, 2nd Floor
Purchase, New York 10577
914-701-0310

With a Copy to:

Terrence L. Shen
Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, NY 10036
212-715-7819

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 3, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29476610

1	NAMES OF REPORTING PERSONS MVC Capital, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,474,557
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,474,557
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,474,557
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.42%
14	TYPE OF REPORTING PERSON (See instructions) IV

CUSIP No. 29476610
1	NAMES OF REPORTING PERSONS The Tokarz Group Advisers, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,474,557
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,474,557
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,474,557
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.42%
14	TYPE OF REPORTING PERSON (See instructions) IA

CUSIP No. 29476610

1	NAMES OF REPORTING PERSONS Michael T. Tokarz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,474,557
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,474,557
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,474,557
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.42%
14	TYPE OF REPORTING PERSON (See instructions) IN

CUSIP No. 29476610

Introductory Note

This amendment No. 1 to Schedule 13D (“Amendment No. 1”) is filed with respect to Equus Total Return, Inc. (the “Issuer”) jointly by MVC Capital, Inc., The Tokarz Group Advisers, LLC and Mr. Michael Tokarz (collectively referred to herein as the “Reporting Persons”) pursuant to their joint filing agreement, which was filed with the with the Securities and Exchange Commission (the “SEC”) as Exhibit 1 to the Schedule 13D filed with the SEC on May 27, 2014 and is incorporated herein by reference.

This Amendment No. 1 amends and supplements the statement on the Schedule 13D filed with the SEC on May 27, 2014, on behalf of the Reporting Persons (“Schedule 13D”).

Except as provided herein, this Amendment No. 1 does not modify any of the information previously reported on Schedule 13D. Capitalized terms used but not defined herein have the meanings assigned to them in Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

The second paragraph of Item 3 of Schedule 13D is hereby amended and restated in its entirety as follows:

Since entering into the Agreement, MVC has purchased 1,362,557 shares of Issuer Common Stock from existing shareholders with (inclusive of broker commission fees) approximately $3,293,138 of MVC’s working capital.

Item 5.	Interest in Securities of the Issuer.

The first paragraph of Item 5(a) of Schedule 13D is hereby amended and restated in its entirety as follows:

(a) The Reporting Persons are deemed to beneficially own 3,474,557 shares of Common Stock of the Issuer, representing approximately 27.42% of the shares of Common Stock outstanding as of May 15, 2014.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The first sentence of the first paragraph of Item 6 of Schedule 13D is hereby amended and restated in its entirety as follows:

As described under Item 3, MVC has acquired 2,112,000 shares of Issuer Common Stock pursuant to the Agreement and another 1,362,557 shares of Issuer Common Stock from existing shareholders with  (inclusive of broker commission fees) approximately $3,293,138 of MVC’s working capital.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1 – Joint Filing Agreement, dated May 27, 2014 (incorporated by reference to Exhibit 1 of Schedule 13D filed on May 27, 2014).

CUSIP No. 29476610

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement with respect to the undersigned is true, complete and correct.

Date: June 5, 2014	MVC CAPITAL, INC.

	By:	/s/ Michael Tokarz
	Name:	Michael Tokarz
	Title:	Chairman and Portfolio Manager

THE TOKARZ GROUP ADVISERS, LLC

By:	/s/ Michael Tokarz
Name:	Michael Tokarz
Title:	Manager

MICHAEL T. TOKARZ

By:	/s/ Michael Tokarz

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)